COHEN & STEERS TOTAL RETURN REALTY FUND, INC.

280 PARK AVENUE

NEW YORK, NEW YORK 10017

February 12, 2014

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: John Grzeskiewicz, Senior Counsel and Kathy Churko

Re:	Cohen & Steers Total Return Realty Fund, Inc.

Registration Statement on Form N-14

File Numbers: 333-193107; 811-07154

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Fund hereby requests acceleration of the effective date of the above-referenced Registration Statement to as soon as may be practicable on February 14, 2014.

Very truly yours,

COHEN & STEERS TOTAL RETURN REALTY FUND, INC.

By:	/s/ Tina M. Payne
	Name:	Tina M. Payne
	Title:	Assistant Secretary